SECURITIES AND EXCHANGE COMMISSION

                     Washington, DC  20549




                           FORM 11-K




            ANNUAL REPORT PURSUANT TO SECTION 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

    For the Period from January 1, 1993 to December 31, 1993


                   COMMISSION FILE NO. 1-4825



      WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - ROTHSCHILD


               __________________________________


                      WEYERHAEUSER COMPANY

                    A Washington Corporation



                    Tacoma, Washington 98477
                    Telephone:  206/924-2345

Financial Statements and Exhibits
- - - - - ---------------------------------
Item 4:   Plan  Financial Statements and Schedules  prepared
          in   accordance   with  the  financial   reporting
          requirements of ERISA.

          Weyerhaeuser Company Hourly 401(k) Plan - Rothschild statements of financial condition as of December 31, 1993 and 1992 and the related statement of changes in participants' equity for the year ended December 31, 1993 together with Report of Independent Public Accountants.


Exhibits: Consent of Independent Public Accountants


Signatures
- - - - - ----------
     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan
     - Rothschild have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

                                   WEYERHAEUSER COMPANY
                                     HOURLY   401(K)   PLAN- ROTHSCHILD




                                    BY:    /s/S.R. Hill by Paula Stewart
                                        --------------------
                                        S. R. Hill
                                        Member
                                        Retirement Committee


     June 20, 1994
- - - - - --------------------
        Date

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS
- - - - - ------------------------------------------------------------


     As independent public accountants, we hereby consent to the incorporation by reference of our report dated June 17, 1994, on the financial statements of the Weyerhaeuser Company Hourly 401(k) Plan - Rothschild, included in the Weyerhaeuser Company Hourly 401(k) Plan - Rothschild annual report on Form 11-K for the year ended December 31, 1993, into the Company's previously filed Registration Statement File No. 33-34460 on Form S-8.





                                   ARTHUR ANDERSEN & CO.





Seattle, Washington,
June 20, 1994

                      WEYERHAEUSER COMPANY


                       HOURLY 401(k) PLAN


                           ROTHSCHILD













             Statements of Financial Condition as of
               December 31, 1993 and 1992 and the
  Related Statement of Changes in Participants' Equity for the
                  Year Ended December 31, 1993
                     Together with Report of
                 Independent Public Accountants

      WEYERHAEUSER COMPANY HOURLY 401(k) PLAN - ROTHSCHILD

            Report of Independent Public Accountants





To the Retirement Committee,
Weyerhaeuser Company:

We have audited the accompanying statements of financial condition of the Weyerhaeuser Company Hourly 401(k) Plan - Rothschild as of December 31, 1993 and 1992, and the related statement of changes in participants' equity for the year ended December 31, 1993. These financial statements are the
responsibility  of  the  sponsoring  Company's  management.   Our
responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Weyerhaeuser Company Hourly 401(k) Plan - Rothschild as of December 31, 1993 and 1992, and the changes in participants' equity for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statements of financial condition and the statement of changes in participants' equity is presented for purposes of additional analysis rather than to present the financial condition and changes in participants' equity of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                   Arthur Andersen & Co.



Seattle, Washington,
June 17, 1994
- - - - - -1-

                            WEYERHAEUSER COMPANY
                       HOURLY 401(k) PLAN - ROTHSCHILD

          Statements of Financial Condition, with Fund Information
                         December 31, 1993 and 1992

                                                            Fund Information
                                              ---------------------------------------
                                                                   December 31, 1993
                                              --------------------------------------------------------
                                              Weyerhaeuser
                                                Company         Fixed
                                                 Common        Income         Equity
                                                Stock Fund       Fund          Fund          Total
                                              ------------    --------      ------------   -----------
ASSETS

Investments:
  Weyerhaeuser Company common shares, at market
  (10,334 and 5,124 shares with a historic cost
  basis of $362,708 and $144,134 at respective
  dates)                                        $  461,155   $         --   $        --    $   461,155
   Group  annuity contracts, at contract value          --      1,412,158            --      1,412,158
  Equity fund, at market (historic cost basis of
   $1,394,988 and $942,776 at respective dates)         --             --     1,675,214      1,675,214
                                                ----------   ------------     ----------   -----------
                                                   461,155      1,412,158     1,675,214      3,548,527


Receivables:
  Participants' contributions                        7,824          21,675       29,843         59,342
  Interfund transfers in                                --              --        7,249          7,249
  Accrued interest                                      --           9,046            8          9,054
Short-term investments                                  42          67,398           --         67,440
                                                ----------    ------------  -----------    -----------
                                                $  469,021    $  1,510,277  $ 1,712,314    $ 3,691,612
                                                ==========    ============  ===========    ===========

LIABILITIES AND PARTICIPANTS' EQUITY

Payables:
  Participant withdrawals                       $       --    $     18,577  $        --    $    18,577
  Interfund transfers out                            4,537           2,712           --          7,249
  Investments purchased                                382              --           --            382
                                                ----------    ------------  -----------    -----------
                                                     4,919          21,289           --         26,208

Participants' equity                               464,102       1,488,988    1,712,314      3,665,404
                                                ----------    ------------  -----------    -----------
                                                $  469,021    $  1,510,277  $ 1,712,314    $ 3,691,612
                                                ==========    ============  ===========    ===========




The accompanying notes are an integral part of these statements of financial condition.

- - - - - -2-





     Fund Information
- - - - - -------------------------------------
                   December 31, 1992
- - - - - -------------------------------------------------
Weyerhaeuser
    Company      Fixed
    Common      Income        Equity
  Stock Fund     Fund           Fund        Total
- - - - - -------------  --------     ----------   ---------






 $    188,948 $        --  $        --    $   188,948
           --   1,120,168           --      1,120,168

           --          --    1,101,703      1,101,703
 ------------ -----------  -----------    -----------
      188,948   1,120,168    1,101,703      2,410,819



        6,389      25,475       26,044         57,908
       10,148       3,865           --         14,013
           --       7,839            2          7,841
           21      25,513           --         25,534
 ------------ -----------  -----------    -----------
 $    205,506 $ 1,182,860  $ 1,127,749    $ 2,516,115
 ============ ===========  ===========    ===========




 $        --  $     4,273  $     5,299     $     9,572
          --           --       14,013          14,013
          --           --           --              --
 -----------  -----------  -----------     -----------
          --        4,273       19,312          23,585

     205,506    1,178,587    1,108,437       2,492,530
 -----------  -----------  -----------     -----------
 $   205,506  $ 1,182,860  $ 1,127,749     $ 2,516,115
 ===========  ===========  ===========     ===========

                            WEYERHAEUSER COMPANY
                      HOURLY 401 (k) PLAN - ROTHSCHILD

 Statement of Changes in Participants' Equity, with Fund Information for the
                  Year Ended December 31, 1993

                                                          Fund Information
                                           -------------------------------------
                                           Weyerhaeuser
                                              Company      Fixed
                                              Common      Income        Equity
                                            Stock Fund     Fund          Fund        Total
                                           -----------  ------------ -----------  -----------

Participants' equity at beginning of year   $  205,506  $ 1,178,587  $ 1,108,437  $ 2,492,530
                                            ----------  -----------  -----------  -----------

Participants' contributions                    120,875      363,292      447,571      931,738
                                            ----------  -----------  -----------  -----------

Net investment income:
   Dividends and interest                        9,771       99,348           --      109,119
   Gain  on sale of investments                     --           --       12,227       12,227
                                            ----------  -----------  -----------  -----------
                                                 9,771       99,348       12,227      121,346
                                            ----------  -----------  -----------  -----------
Realized gain on Weyerhaeuser
  Company common shares distributed
    for   participant  withdrawals                  87           --           --           87
                                            ----------  -----------  -----------  -----------

Unrealized   appreciation of investments        54,787           --      121,304      176,091
                                            ----------  -----------  -----------  -----------

Transfers between funds                         75,660     (105,008)      29,348           --
                                            ----------  -----------  -----------  -----------

Participant withdrawals                         (2,584)     (45,569)      (5,586)     (53,739)
                                            ----------  -----------  -----------  -----------

Trustee  and  investment advisor fees               --       (1,662)        (987)      (2,649)
                                            ----------  -----------  -----------  -----------

Participants'  equity at end of year        $  464,102  $ 1,488,988  $ 1,712,314  $ 3,665,404
                                            ==========  ===========  ===========  ===========




The accompanying notes are an integral part of this statement of changes in participants' equity.

- - - - - -3-

                  WEYERHAEUSER COMPANY
               HOURLY 401 (k) PLAN - ROTHSCHILD

                  Notes to Financial Statements
                        December 31, 1993



Note 1. Synopsis of the Plan. The Weyerhaeuser Company Hourly 401(k) Plan - Rothschild (the Plan) was established effective May 1, 1990. Participation in the Plan is voluntary. Any hourly employee of the Rothschild, Wisconsin Pulp Mill whose employment is covered by the labor agreement with the UPIU Local 319 and who has completed at least one year of service, is eligible to participate in the Plan. Bankers Trust Company acts as trustee in accordance with a Master Trust Agreement dated January 1, 1992. The Plan is subject to the
          provisions   of   the   Employee   Retirement   Security   Act   of
          1974 (ERISA).

          The   Plan   is   a   "qualified  cash  or  deferred   arrangement"
          (as that term is used in Section 401(k) of the Internal Revenue Code) which allows participants to designate at least 1 percent, but not more than 14 percent, of their wages to be contributed to the Plan by Weyerhaeuser Company (participant contributions). Employees are 100 percent vested in the value of their account. Participant contributions may be suspended under certain circumstances at the participant's request.

          Participants have the option to invest up to 100 percent of their contributions, in 25 percent increments, in any of three investment options:
          Weyerhaeuser common shares, fixed income fund and/or equity fund. The fixed income fund is comprised of cash and group annuity contracts. The equity fund is a portfolio of common stocks selected by an investment manager and maintained by the trustee with the objective of providing investment results that approximate the overall performance of the common stocks included in the Standard and Poor's Composite Index of 500 stocks.

          If    a    participant    has   not   separated    from    service,
          participant   contributions   can   be   withdrawn    only    after
          age 59-1/2 or upon financial hardship.

          Participants   who   have   separated  from   service   and   whose
          vested account balance exceeds $3,500 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. The non-vested portion of the participant's account is forfeited upon distribution of the account. At December 31, 1993,
          there   were   $80,993   vested   account   balances   related   to
          terminated employees included in the accompanying statement of financial condition.

Note 2. Federal Income Taxes. The Plan's administrator believes the Plan is exempt from federal income taxes and a favorable determination letter will be requested from the Internal Revenue Service. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with
          the   provisions   of   Section  402  of   the   Internal   Revenue
          Code of 1986.
- - - - - -4-

               WEYERHAEUSER COMPANY
            HOURLY 401(k) PLAN - ROTHSCHILD

Note 3. Expenses. The employer pays all costs of administering the Plan, including fees and expenses of the trustee, the record keeper and external auditing fees. Brokerage fees, stock transfer taxes and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trustee out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. A fee is paid to the investment manager of the Fixed Income and Equity Funds out of the proceeds of those funds.

Note 4.   Cost   of   Securities.   Securities  in  both  the   Equity   Fund
          and the Weyerhaeuser Company Common Stock Fund are valued at market with costs accounted for on a weighted average basis. Realized gains and losses and unrealized appreciation and depreciation are computed on a current value basis.

Note 5. Participants in Each Fund. As of December 31, 1993, there were 359 participants in the Plan with 262 invested in the Equity Fund, 261 invested in the Fixed Income Fund and 101 invested in the Weyerhaeuser Company Common Stock Fund.

Note 6.   Fair   Value   of   Investments.    The   following   methods   and
          assumptions   were   used   to   estimate   the   fair   value   of
          each class of financial instruments:

          Short-term       investments.        The       carrying       value
          approximates   fair   value   due  to   the   short   maturity   of
          those instruments.

          Group Annuity Contracts. The Plan's administrator has determined that it is not practicable to estimate the fair value of the Plan's group annuity contract holdings given the absence of a market for the trading of existing contracts. Information pertinent to the value of the group annuity contracts, as of December 31, 1993, is as follows:

                Issuer              Percent of Fund     Rates     Maturities
          ------------------------- ---------------   ---------  ------------
          Commonwealth                    13.5%        6.6-8.6%  12/01/97-07/01/98
          Principle Financial Group       11.1%        5.4-8.2%  06/30/98-03/19/99
          Lincoln National                 8.4%        6.3-7.0%  05/07/97-01/31/98
          Hancock                          8.0%        5.9%      09/01/97
          Pacific Mutual                   7.0%        7.5%      10/15/98
          Equitable Life                   6.7%        9.3%      04/29/94
          Confederation Life               6.5%        7.0-8.9%  04/01/96-04/01/98
          Provident National Life          6.1%        7.5%      12/15/97
          Prudential                       5.6%        7.6%      01/31/99
          Metropolitan Life                5.5%        9.3%      06/30/94
          Morgan                           5.3%        7.7%      10/01/97
          Other                           16.3%        6.5-8.9%  06/15/96-04/22/00
                                       ----------
                                         100.0%
                                       ==========

- - - - - -5-